Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES RENEWAL OF EXISTING ATM EQUITY OFFERING PROGRAMS

ATHENS, GREECE, October 9, 2026 - Star Bulk Carriers Corp. (the "Company" or “Star Bulk”) (Nasdaq & Euronext Athens: SBLK) today announced the renewal of its existing At-The-Market (“ATM”) equity offering programs, originally established in July 2021 and previously amended and restated in April 2022. The renewal follows the expiration of the shelf registration statement under which the existing programs were established. The renewal is solely due to passage of time and does not constitute an expansion of the existing ATM programs.

In connection with the renewal, the Company has entered into (i) a Second Amended and Restated ATM Sales Agreement with Deutsche Bank Securities Inc. for the offer and sale of up to $41,371,110 of common shares of the Company (the “Deutsche Bank Sales Agreement”) and (ii) a Second Amended and Restated ATM Sales Agreement with Jefferies LLC for the offer and sale of up to $75,000,000 of common shares of the Company (the “Jefferies Sales Agreement” and, together with the Deutsche Bank Sales Agreement, the “Second Amended and Restated Sales Agreements”).

The amounts available for offer and sale under the Second Amended and Restated Sales Agreements, equal the unused capacity remaining under the existing programs at the time of termination. They do not increase the size of the programs. The renewal does not reflect any change in Star Bulk's policy or strategy.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The two ATM programs are being conducted by means of separate prospectus supplements and the accompanying prospectuses, in accordance with the terms of the separate Second Amended and Restated Sales Agreements. Two separate prospectus supplements relating to each of the ATM programs have been filed with the Securities and Exchange Commission. Copies of the prospectus and prospectus supplement relating to the offering with Deutsche Bank may be obtained from the offices of Deutsche Bank Securities Inc., Attention: Prospectus Department, 1 Columbus Circle, New York NY, 10019, by telephone at 1-800-503-4611 or by email at prospectus.cpdg@db.com. Copies of the prospectus and prospectus supplement relating to the offering with Jefferies may be obtained from the offices of Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone: 1-877-821-7388 or by email: Prospectus_Department@Jefferies.com.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore. Its common shares trade on the Nasdaq Global Select Market and Euronext Athens under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of the three firm Kamsarmax vessels currently under construction, we own a fleet of 138 vessels, with an aggregate capacity of 13.8 million dwt consisting of 17 Newcastlemax, 14 Capesize, 7 Post Panamax, 42 Kamsarmax, 47 Ultramax and 11 Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, shareholder return targets and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping; the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including, among others, “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and armed conflicts, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions or secondhand vessel purchases as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	Tel. (212) 661-7566
40 Ag. Konstantinou Av.
Maroussi 15124	Anna Wichmann
Athens, Greece	Capital Link Athens
Email: info@starbulk.com	Tel. +30-210-6109-800
E-mail: starbulk@capitallink.com